

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 9, 2015

Michael Fishman
Co-Chief Executive Officer
TPG Specialty Lending, Inc.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

> **Re:** **TPG Specialty Lending, Inc.**
> **Amendment to Registration Statement on Form N-2**
> **Filed May 28, 2015**
> **File No. 333-203450**

Dear Mr. Fishman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment two and partially reissue. Please provide us a copy of your current 10b5-1 plan on a supplemental basis, pursuant to Rule 418 of Regulation C. Also, please revise your 10b5-1 plan to provide that repurchases will not commence until 60 days after the most recent distribution has ended.

About this Prospectus, page iii

2. We note your response to comment three and the revised text. Please remove the reference to "together with any exhibits that we have filed with the SEC and the additional information described under 'Available Information.'"

Fees and Expenses, page 15

3. We note your response to comment six and reissue our comment. Please revise to use actual expenses where appropriate. To the extent that future expenses may or will be materially higher, consider clarifying disclosure in appropriate location(s), such as Management's Discussion and Analysis.

Description of our Debt Securities, page 159

4. We note your response to comment 12; however, we are unable to locate where you undertook to clear all staff comments prior to the commencement of any debt offering whenever the preliminary prospectus supplement differs materially from the form of prospectus supplement included in the registration statement at effectiveness. Please provide this undertaking.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions on accounting-related comments, please contact Jeff Long at (202) 551-6983. If you have any other questions prior to filing a pre-effective amendment, please call me at (202) 551-3393.

Sincerely,

/s/ Jay Williamson

Jay Williamson
Senior Counsel

cc: Helena Grannis
        Cleary Gottlieb Steen & Hamilton LLP